EXHIBIT 12.1

JETBLUE AIRWAYSCORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Earnings:
Income before income taxes	$(3,697)	$13,298	$31,326	$75,473
Less: Capitalized interest	(3,855)	(2,477)	(11,524)	(5,863)
Add:
Fixed charges	43,984	29,505	120,801	81,184
Amortization of capitalized interest	211	152	585	428
Adjusted earnings	$36,643	$40,478	$141,188	$151,222
Fixed charges:
Interest expense	$27,639	$13,748	$72,441	$35,404
Amortization of debt costs	722	424	1,945	1,108
Rent expense representative of interest	15,623	15,333	46,415	44,672
Total fixed charges	$43,984	$29,505	$120,801	$81,184
Ratio of earnings to fixed charges	0.83	1.37	1.17	1.86